As filed with the Securities and Exchange Commission on February 18, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35429

BRIGHTCOVE INC.

(Exact name of registrant as specified in its charter)

281 Summer Street

Boston, Massachusetts 02210

(888) 882-1880

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.001 per share: 1*

* Explanatory Note: Effective as of February 4, 2025, pursuant to that certain Agreement and Plan of Merger, dated as of November 24, 2024, by and among Brightcove Inc., a Delaware corporation (“Brightcove”), Bending Spoons US Inc., a Delaware corporation (“Parent”), Bending Spoons S.p.A., an Italian societá per azioni, and Blossom Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into Brightcove, with Brightcove surviving as a wholly-owned subsidiary of Parent.

On February 5, 2025, Nasdaq filed a Form 25 to remove Brightcove’s common stock, par value $0.001 per share, from listing and registration pursuant to 17 CFR 240.12d2-2(a)(3).

Pursuant to the requirements of the Securities Exchange Act of 1934, Brightcove Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 18, 2025

Brightcove Inc.

By:	/s/ John Wagner
Name:	John Wagner
Title:	Chief Financial Officer